U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: April 1, 2026

Gratus Capital Properties Fund III, LLC
(the “Company”)

Commission File No. 024-12537

EIN No. 85-4126748

Delaware

(State of other jurisdiction of incorporation or organization)

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A and Class B Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

Updated Sale Price in Regulation A Offering

Effective as of April 1, 2026, the Company has established a Unit price of between $13.15 and $14.00 per Interest (depending on the intermediaries through which the investment is made). This price will apply uniformly across all share classes for new subscriptions.

In determining the updated Unit price, the Manager considered factors consistent with the methodology described in the Offering Circular, including:

•	Estimated values of the Company’s real estate assets and investments, including related liabilities
•	Progress toward stabilization across the portfolio
•	Net operating income and projected operating performance
•	Market conditions, including interest rates and capitalization rates
•	Recent capital deployment into development and income-producing assets
•	Accruals of operating revenues, expenses, and distributions

In addition, the Manager engaged Alan T. Schiffman to provide an independent valuation analysis of the Company as of December 31, 2025. This analysis incorporated multiple valuation methodologies and produced a range of estimated values for the Company and its Member Units.

The Manager reviewed this independent analysis alongside its own internal valuation processes and asset-level underwriting. The resulting Unit price reflects the Manager’s judgment based on the totality of the information available at the time of determination.

The determination of NAV and Unit price is not based on, and is not intended to comply with, fair value standards under GAAP. The valuation of the Company’s assets involves a number of assumptions, estimates, and judgments that may not prove to be accurate, and different assumptions or methodologies could result in different valuations. The Unit price may not reflect the price at which the Company’s assets could be sold under current market conditions.

The Manager will continue to evaluate the Unit price and NAV on a periodic basis and may adjust such determinations in the future based on updated information, market conditions, and performance of the properties into which it has invested.

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Additional Investment in DECO Shakopee, LLC

On March 31, 2026, Gratus Capital Properties Fund III LLC (the “Company”) made a payment under its previously disclosed Membership Interest Purchase Agreement with Enclave Real IncomePlus Fund, LP, in connection with its investment in DECO Shakopee, LLC, a Minnesota limited liability company (“DECO”). Pursuant to the terms of this agreement, the Company acquired an additional 920 units of membership interest in DECO after making this payment.

The purchase price per unit was $1,138.62, representing the Seller’s original acquisition cost plus approximately $58.70 per unit in accrued and unpaid interest, as defined in the Membership Interest Purchase Agreement, for a total payment of $1,100,613.34 ($1,047,530.40 in total acquisition cost plus accrued interest of $53,082.94). Following this transaction, the Company owns a total of 3,997 DECO units, representing approximately 39.97% of the membership interests (based on units).

The Company expects to acquire additional DECO units in connection with future payments in accordance with the Membership Interest Purchase Agreement.

Change in Company Transfer Agent

As of March 23, 2026, the Company has switched its Transfer Agent from KoreTranser Integral Transfer Agency USA Inc to Great Lakes Fund Solutions, Inc. (“Great Lakes”) The form of the contract between the Company and Great Lakes is attached hereto as Exhibit 6.1.

Updated Subscription Agreement

As part of migrating to a new transfer agent, the Company has revised its Subscription Agreement to better integrate with the electronic systems operated by its new transfer agent, and to reflect the updated price of between $13.15 and $14.00 per Interest. The Subscription Agreement was also expanded to give investors the option of electing to take Company distributions as Units issued pursuant to the Company’s Regulation A offering (investors who do not make such an election will receive cash). The Updated Subscription Agreement is attached hereto as Exhibit 4.1.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Index to Exhibits

Exhibit 4.1	Updated Subscription Agreement
Exhibit 6.1	Software and Services Agreement with Great Lakes Fund Solutions, Inc. (Transfer Agent)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

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